FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated May 5, 2009, regarding 3SBio Inc. announcing the appointment of Ernst & Young Hua Ming as independent auditor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: May 21, 2009

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated May 5, 2009, regarding 3SBio Inc. announcing the appointment of Ernst & Young Hua Ming as independent auditor.

Exhibit 99.1

3SBIO INC. ANNOUNCES APPOINTMENT OF ERNST & YOUNG HUA MING AS

INDEPENDENT AUDITOR

SHENYANG, CHINA, May 5, 2009. 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced the appointment of Ernst & Young Hua Ming (“Ernst & Young”) as the Company’s independent registered public accounting firm.

Ernst & Young replaces KPMG, previously the independent auditor for 3SBio. Ernst & Young has begun providing services effective immediately and is working with 3SBio and KPMG to ensure a seamless transition. The dismissal of KPMG and the appointment of Ernst & Young have been approved by the Audit Committee, with the concurrence of the Board of Directors of the Company.

The audit reports of KPMG on the effectiveness of internal control over financial reporting of 3SBio and its subsidiaries as of December 31, 2008, and the consolidated financial statements of 3SBio and subsidiaries as of and for the years ended December 31, 2007 and 2008 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Contact:

Investor Contact:

Bo Tan, CFO

3SBio Inc.

+ 86 24 2581 1820

Tanbo@3sbio.com

Investor Relations (China):

Peter Schmidt

FD Beijing

+86 10 8591 1953

Peter.schmidt@fd.com

Investor Relations (US):

Evan Smith

John Capodanno

FD US

+1 212 850 5600

3